Exhibit 99.1

LIZHI INC. Reports Second Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, Aug. 29, 2023 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operational Highlights

•	Net revenues were RMB592.9 million (US$81.8 million) in the second quarter of 2023, representing a 15% increase from RMB515.7 million in the second quarter of 2022.

•	Average total mobile MAUs[1] in the second quarter of 2023 was 45.6 million, compared with 49.7 million in the second quarter of 2022.

•	Average total monthly paying users[2] in the second quarter of 2023 was 433.7 thousand, compared with 485.1 thousand in the second quarter of 2022.

Mr. Jinnan (Marco) Lai, Founder and CEO of LIZHI, commented, “In the second quarter of 2023, we continued to integrate pioneering technologies to drive innovation and optimization across our global business. Despite the macro challenges, we remained committed to deepening the application of advanced technologies, promoting a healthy ecosystem and enhancing our competitiveness through cutting-edge products and refined operations.”

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, stated, “We maintained year-over-year revenue growth in the second quarter of 2023 while focusing on building a sustainable and innovation-driven ecosystem. Moving forward, we will continue strengthening core technologies to spur ongoing product development and promote global business expansion over the long-term.”

1 Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

2 Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Second Quarter 2023 Unaudited Financial Results

Net revenues were RMB592.9 million (US$81.8 million) in the second quarter of 2023, representing a 15% increase from RMB515.7 million in the second quarter of 2022, as we diversified our audio entertainment product matrix.

Cost of revenues was RMB418.4 million (US$57.7 million) in the second quarter of 2023, representing a 23% increase from RMB340.1 million in the second quarter of 2022, mainly attributable to (i) the increased revenue sharing fees to our content creators as the Company’s revenues grew, and the increased percentage of the revenue sharing fees to incentivize our content creators, (ii) the increased salary and welfare benefits expenses related to the increased average salary, and (iii) the increased payment handling costs.

Gross profit was RMB174.4 million (US$24.1 million) in the second quarter of 2023, compared with RMB175.6 million in the second quarter of 2022.

Non-GAAP gross profit3 was RMB175.6 million (US$24.2 million) in the second quarter of 2023, compared with RMB176.8 million in the second quarter of 2022.

Gross margin in the second quarter of 2023 was 29%, compared with 34% in the second quarter of 2022.

Non-GAAP gross margin in the second quarter of 2023 was 30%, compared with 34% in the second quarter of 2022.

Operating expenses were RMB166.6 million (US$23.0 million) in the second quarter of 2023, compared with RMB161.6 million in the second quarter of 2022.

Research and development expenses were RMB75.2 million (US$10.4 million) in the second quarter of 2023, representing a 7% increase from RMB70.3 million in the second quarter of 2022, primarily due to (i) the increased salary and welfare benefits expenses related to the increase in the number of our research and development staff, (ii) the increased rental expenses, and (iii) partially offset by the decreased share-based compensation expenses and expenses related to research and development services provided by third parties.

Selling and marketing expenses were RMB67.5 million (US$9.3 million) in the second quarter of 2023, representing an 11% increase from RMB60.8 million in the second quarter of 2022, primarily attributable to the (i) increased branding and marketing expenses, and (ii) the increased salary and welfare benefits expenses related to the increase in the number of our sales and marketing staff. The Company will monitor its discretionary advertising and promotion expenses and adjust accordingly depending on market conditions.

General and administrative expenses were RMB23.9 million (US$3.3 million) in the second quarter of 2023, compared to RMB30.6 million in the second quarter of 2022, mainly driven by the decreased provision for litigation contingencies, professional service fees, share-based compensation expenses and other miscellaneous expenses, partially offset by the increased salary and welfare benefits expenses related to the increased average salary.

Operating income was RMB7.8 million (US$1.1 million) in the second quarter of 2023, compared with RMB14.1 million in the second quarter of 2022.

Non-GAAP operating income4 was RMB13.6 million (US$1.9 million) in the second quarter of 2023, compared with RMB21.2 million in the second quarter of 2022.

Net income was RMB11.6 million (US$1.6 million) in the second quarter of 2023, compared with RMB18.9 million in the second quarter of 2022.

3 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB1.2 million (US$0.2 million) and RMB1.2 million in the second quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

4 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB5.8 million (US$0.8 million) and RMB7.1 million in the second quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Non-GAAP net income was RMB17.3 million (US$2.4 million) in the second quarter of 2023, compared with RMB26.0 million in the second quarter of 2022.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB13.2 million (US$1.8 million) in the second quarter of 2023, compared with RMB18.8 million in the second quarter of 2022.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders5 was RMB19.0 million (US$2.6 million) in the second quarter of 2023, compared with RMB26.0 million in the second quarter of 2022.

Basic and diluted net income per ADS6 were RMB0.25 (US$0.03) and RMB0.24 (US$0.03), respectively, in the second quarter of 2023, compared with RMB0.37 and RMB0.36 in the second quarter of 2022, respectively.

Non-GAAP basic and diluted net income per ADS7 were both RMB0.35 (US$0.05) in the second quarter of 2023, compared with RMB0.50 per ADS in the second quarter of 2022.

Balance Sheets

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB697.1 million (US$96.1 million).

5 Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB5.8 million (US$0.8 million) and RMB7.1 million in the second quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

6 ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS.

7 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 29, 2023 (9:00 AM Beijing/Hong Kong Time on August 30, 2023).

For participants who wish to join the call, please access the link provided below to complete the online registration 20 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:	https://register.vevent.com/register/BI99e37448e7294f288c09c8cc9b3ac447

Once registration is completed, please dial in 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

Additionally, a live webcast of the conference call and a replay of the webcast will be available on the Company’s investor relations website at http://ir.lizhi.fm.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	568,192	686,627	94,690
Short-term investments	111,353	-	-
Restricted cash	10,323	10,428	1,438
Accounts receivable, net	3,233	2,437	336
Prepayments and other current assets	30,391	25,809	3,559

Total current assets	723,492	725,301	100,023

Non-current assets
Property, equipment and leasehold improvement, net	26,546	21,228	2,927
Intangible assets, net	1,183	1,595	220
Right-of-use assets, net	25,116	17,204	2,373

Total non-current assets	52,845	40,027	5,520

TOTAL ASSETS	776,337	765,328	105,543

LIABILITIES
Current liabilities
Accounts payable	53,832	51,408	7,089
Deferred revenue	35,677	29,435	4,059
Salary and welfare payable	136,837	122,685	16,919
Taxes payable	5,421	5,657	780
Short-term loans	73,765	7,226	997
Lease liabilities due within one year	18,372	14,141	1,950
Accrued expenses and other current liabilities	47,622	50,780	7,003

Total current liabilities	371,526	281,332	38,797

Non-current liabilities
Lease liabilities	8,195	3,750	517
Other non-current liabilities	3,952	3,627	500

Total non-current liabilities	12,147	7,377	1,017

TOTAL LIABILITIES	383,673	288,709	39,814

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022; 1,268,785,000 shares authorized, 838,962,260 shares issued and 816,105,590 shares outstanding as of June 30, 2023).	543	557	77
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2022 and June 30, 2023, respectively).	168	168	23
Treasury stock	(10)	(16)	(2)
Additional paid in capital	2,657,433	2,675,783	369,007
Statutory reserves	529	529	73
Accumulated deficit	(2,280,543)	(2,217,974)	(305,873)
Accumulated other comprehensive income	14,557	21,952	3,028
TOTAL LIZHI Inc.’s shareholders’ equity	392,677	480,999	66,333

Non-controlling interests	(13)	(4,380)	(604)

TOTAL SHAREHOLDERS’ EQUITY	392,664	476,619	65,729

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	776,337	765,328	105,543

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	513,018	628,766	590,530	81,438	1,027,040	1,219,296	168,149
Podcast, advertising and other revenues	2,676	2,225	2,327	321	5,367	4,552	628
Total net revenues	515,694	630,991	592,857	81,759	1,032,407	1,223,848	168,777
Cost of revenues (1)	(340,063)	(434,559)	(418,446)	(57,706)	(688,684)	(853,005)	(117,635)
Gross profit	175,631	196,432	174,411	24,053	343,723	370,843	51,142

Operating expenses (1)
Selling and marketing expenses	(60,756)	(58,848)	(67,522)	(9,312)	(120,765)	(126,370)	(17,427)
General and administrative expenses	(30,550)	(22,968)	(23,934)	(3,301)	(52,928)	(46,902)	(6,468)
Research and development expenses	(70,262)	(71,911)	(75,184)	(10,368)	(141,356)	(147,095)	(20,285)
Total operating expenses	(161,568)	(153,727)	(166,640)	(22,981)	(315,049)	(320,367)	(44,180)

Operating income	14,063	42,705	7,771	1,072	28,674	50,476	6,962

Interest income, net	480	856	1,022	141	425	1,878	259
Foreign exchange losses	(424)	(259)	(352)	(49)	(810)	(611)	(84)
Investment income	146	1,609	1,397	193	240	3,006	415
Government grants	4,169	3,189	2,005	277	6,795	5,194	716
Others, net	480	268	142	20	51	410	57

Income before income taxes	18,914	48,368	11,985	1,654	35,375	60,353	8,325

Income tax expenses	(61)	(39)	(424)	(58)	(104)	(463)	(64)

Net income	18,853	48,329	11,561	1,596	35,271	59,890	8,261

Net (income)/loss attributable to the non-controlling interests shareholders	(7)	1,033	1,646	227	3	2,679	369

Net income attributable to LIZHI INC.’s ordinary shareholders	18,846	49,362	13,207	1,823	35,274	62,569	8,630

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	18,853	48,329	11,561	1,596	35,271	59,890	8,261

Other comprehensive income/(loss):
Foreign currency translation adjustments	15,344	(3,225)	10,428	1,438	14,126	7,203	993
Total comprehensive income	34,197	45,104	21,989	3,034	49,397	67,093	9,254
Comprehensive (income)/loss attributable to non-controlling interests shareholders	(7)	1,060	1,811	250	3	2,871	396
Comprehensive income attributable to LIZHI INC.’s ordinary shareholders	34,190	46,164	23,800	3,284	49,400	69,964	9,650

Net income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.02	0.05	0.01	0.00	0.03	0.06	0.01
—Diluted	0.02	0.05	0.01	0.00	0.03	0.06	0.01
Weighted average number of ordinary shares
—Basic	1,031,036,519	1,058,873,983	1,074,052,668	1,074,052,668	1,026,970,940	1,066,505,256	1,066,505,256
—Diluted	1,035,130,441	1,067,721,922	1,079,619,876	1,079,619,876	1,030,795,632	1,070,735,706	1,070,735,706

Net income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.37	0.93	0.25	0.03	0.69	1.17	0.16
—Diluted	0.36	0.92	0.24	0.03	0.68	1.17	0.16
Weighted average number of ADS
—Basic	51,551,826	52,943,699	53,702,633	53,702,633	51,348,547	53,325,263	53,325,263
—Diluted	51,756,522	53,386,096	53,980,994	53,980,994	51,539,782	53,536,785	53,536,785

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)            Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	1,211	1,748	1,219	168	3,817	2,967	409
Selling and marketing expenses	267	625	456	63	1,274	1,081	149
General and administrative expenses	2,644	3,494	1,912	264	5,433	5,406	746
Research and development expenses	2,993	4,290	2,194	303	5,354	6,484	894

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	175,631	196,432	174,411	24,053	343,723	370,843	51,142
Share-based compensation expenses	1,211	1,748	1,219	168	3,817	2,967	409
Non-GAAP gross profit	176,842	198,180	175,630	24,221	347,540	373,810	51,551

Operating income	14,063	42,705	7,771	1,072	28,674	50,476	6,962
Share-based compensation expenses	7,115	10,157	5,781	798	15,878	15,938	2,198
Non-GAAP operating income	21,178	52,862	13,552	1,870	44,552	66,414	9,160

Net income	18,853	48,329	11,561	1,596	35,271	59,890	8,261
Share-based compensation expenses	7,115	10,157	5,781	798	15,878	15,938	2,198
Non-GAAP net income	25,968	58,486	17,342	2,394	51,149	75,828	10,459

Net income attributable to LIZHI INC.’s ordinary shareholders	18,846	49,362	13,207	1,823	35,274	62,569	8,630
Share-based compensation expenses	7,115	10,157	5,781	798	15,878	15,938	2,198
Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders	25,961	59,519	18,988	2,621	51,152	78,507	10,828

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.03	0.06	0.02	0.00	0.05	0.07	0.01
—Diluted	0.03	0.06	0.02	0.00	0.05	0.07	0.01
Weighted average number of ordinary shares
—Basic	1,031,036,519	1,058,873,983	1,074,052,668	1,074,052,668	1,026,970,940	1,066,505,256	1,066,505,256
—Diluted	1,035,130,441	1,067,721,922	1,079,619,876	1,079,619,876	1,030,795,632	1,070,735,706	1,070,735,706

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.50	1.12	0.35	0.05	1.00	1.47	0.20
—Diluted	0.50	1.11	0.35	0.05	0.99	1.47	0.20
Weighted average number of ADS
—Basic	51,551,826	52,943,699	53,702,633	53,702,633	51,348,547	53,325,263	53,325,263
—Diluted	51,756,522	53,386,096	53,980,994	53,980,994	51,539,782	53,536,785	53,536,785